EXHIBIT 3.2(2)

                          ARTICLES OF AMENDMENT TO THE

                            ARTICLES OF INCORPORATION

                                       OF

                               RUBY MINING COMPANY


     The below-named officer of the corporation hereby certifies that, pursuant to Section 7-110-106 and part 3 of Article 90 of Title 7 of the Colorado Revised Statutes, the following amendments to the Articles of Incorporation for Ruby Mining Company, a Colorado corporation, were duly adopted by the directors and shareholders of said corporation, effective on the date below, as follows:

     FIRST: ARTICLE I - The name of the corporation is changed to:

            ADMIRALTY HOLDING COMPANY.

     SECOND: the first paragraph of ARTICLE III of the Articles of Incorporation is hereby deleted in its entirety and hereby amended to state as follows:

     "The Corporation shall be authorized to issue an aggregate of Four Hundred Million (400,000,000) shares of capital stock. The authorized capital stock shall be divided into Common Stock and Preferred Stock. The Common Stock of the Corporation shall consist of Three Hundred Fifty Million (350,000,000) shares of Common Stock, par value $.001 per share. The Preferred Stock of the Corporation shall consist of Fifty Million (50,000,000) shares of Preferred Stock, par value $.001 per share.

     The Board of Directors of the Corporation is authorized, subject to limitations established by law and the provisions of this Article III, to issue shares of Preferred Stock, for which shares the Board of Directors of the Corporation shall have the power and authority to fix by resolution or resolutions, the powers, preferences and rights, including, but not limited to, voting rights, dividend rights, redemption rights, liquidation preferences, and conversion rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividing the Preferred Stock into one or more classes or series having the same or different powers, preferences and rights and qualifications, limitations and restrictions as the Board of Directors shall fix by resolution or resolutions."

     THIRD: All other articles of the corporation's Articles of Incorporation, as heretofore amended, shall remain as presently on file and a matter of record with the Secretary of /state for the State of Colorado. The foregoing action was consented to and duly adopted by the Board of Directors of the corporation and the holders of a majority of the issued and outstanding common stock of the corporation.


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Dated:  November 1, 2005


By:  ________________________________________________
       Murray D. Bradley, Jr.
       Chief Financial Officer and Secretary/Treasurer
       Ruby Mining Company

Mailing Address:  3318 Hwy 5, No. 504
                  Douglasville, Georgia 30135-2308